UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File No. 000-30087

ADIRA ENERGY LTD.
(Translation of registrant's name into English)

30 St. Clair Avenue West, Suite 901, Toronto, Ontario, Canada M4V 3A1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SUBMITTED HEREWITH

Exhibits
99.1	News Release “Adira Energy Announces Appointment Of Co-Chairman And Addition To Technical Management Team”, dated March 9, 2010.
99.2	Unaudited Consolidated Financial Statements for the Three Month Period ended December 31, 2009.
99.3	Management Discussion and Analysis of Financial Condition and Results of Operations for the Three Month Period ended December 31, 2009.
99.4	Certification of Interim Filings of Chief Executive Officer, dated March 10, 2010
99.5	Certification of Interim Filings of Chief Financial Officer, dated March 10, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADIRA ENERGY LTD.

Date: March 12, 2010

/s/ Alan Rootenberg
Alan Rootenberg
Chief Financial Officer